

September 21, 2012

<u>Via E-mail</u>
Barbra E. Kocsis
Chief Financial Officer
Ortus Currency FuturesAccess LLC
c/o Merrill Lynch Alternative Investments LLC
4 World Financial Center
250 Vesey Street, 10th Floor
New York, NY 10080

> **Re:** **Ortus Currency FuturesAccess LLC**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed August 24, 2012**
> **File No. 000-54623**

Dear Mr. Kocsis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds and Cash Management Income, page 7

1. We note your response to comment 1. To the extent 10% or more of the notional amount of forward contracts are with Merrill or UBS, in their capacity as prime brokers, please include a cross-reference to a web site where an investor can view the SEC Exchange Act periodic reports of such prime broker. We would not object to disclosure that clarifies that this information is not incorporated by reference. If in the future you have a 10% concentration with another prime broker, please include similar disclosure in your Exchange Act reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: James Biery
        Sidley Austin LLP